Exhibit 21
Subsidiaries of Eddie Bauer Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Eddie Bauer, Inc.	Delaware

Financial Services Acceptance Corporation	Delaware

Spiegel Acceptance Corporation	Delaware

Eddie Bauer of Canada, Inc.*	Canada

Eddie Bauer Fulfillment Services, Inc.*	Delaware

Eddie Bauer Customer Services Inc.*	Ontario, Canada

Eddie Bauer Diversified Sales, LLC*	Delaware

Eddie Bauer Services, LLC*	Ohio

Eddie Bauer International Development, LLC*	Delaware

Eddie Bauer Information Technology LLC*	Delaware
*  Indicates subsidiaries of Eddie Bauer, Inc.